NovaGold Resources Inc.

Third Quarter 2010
Management’s Discussion & Analysis

August 31, 2010

(Unaudited)

2	NovaGold Resources Inc.
Q3-2010

Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis (“MD&A”) of NovaGold Resources Inc. (“NovaGold” or “the Company”) is dated October 12, 2010 and provides an analysis of NovaGold’s unaudited financial results for the three and nine months ended August 31, 2010 compared to the same periods in the previous year.

The following information should be read in conjunction with the Company’s August 31, 2010 unaudited consolidated financial statements and related notes and with the Company’s audited consolidated financial statements and related notes for the year ended November 30, 2009, which were prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies as outlined in the annual consolidated financial statements have been consistently followed in preparation of the interim consolidated financial statements. All amounts are in Canadian dollars unless otherwise stated.

The Company’s shares are listed on the Toronto Stock Exchange and the NYSE Amex LLC under the symbol “NG”. Additional information related to NovaGold is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Description of business

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company conducts its operations through wholly-owned subsidiaries, partnerships, limited liability companies and joint ventures. Since 1998, the Company has assembled a world-class portfolio of projects, with 50% interests in two of the world’s largest undeveloped gold and copper-gold projects — Donlin Creek and Galore Creek — 100% of the Ambler copper-zinc-gold-silver deposit and other exploration-stage properties. The Company is primarily focused on gold properties, some of which also have significant copper, silver and zinc resources. NovaGold has reduced some of the development risk at its two core projects by leveraging the construction and operating expertise of its senior operating partners, Barrick Gold and Teck Resources. In addition, all of NovaGold’s core properties are located in Alaska and British Columbia, regions with low geopolitical risk that have a long history of mining, established permitting standards and governments supportive of resource development.

Approach to business

NovaGold is focused on advancing its two core properties, Donlin Creek and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer. NovaGold’s business model focuses on four main steps: Identifying high-quality assets and make strategic, timely acquisitions; using exploration expertise to expand existing deposits; advancing the projects to a feasibility level to bring reserves to the Company and value to shareholders; and creating strong partnerships with well-respected senior producers to advance the projects to production. By systematically executing this four-step business model, NovaGold has three world-class assets in its portfolio, two of which are advancing toward production with senior partnerships in place, and one that provides an exciting exploration opportunity for NovaGold’s team. NovaGold will continue to leverage its exploration and development expertise to bring additional resources and value to shareholders. The Company also recognizes the value of strong partnerships and a strong team, and looks for opportunities to acquire or partner in new projects that can bring value to NovaGold shareholders.

Responsible mining and community collaboration continues to be a trademark of NovaGold’s business strategy at all of its projects. NovaGold published its first sustainability report in May 2010 with the objective of providing an overview of its commitment and approach to sustainability and its goals for future years. The report demonstrates the Company’s commitment to responsible mining and transparent disclosure and will allow NovaGold to more effectively monitor progress as it strives for continuous improvement and best practices in responsible mining. NovaGold believes that long-lasting social and economic benefits can flow to the communities in which it operates. Through continuous collaboration with Alaskan Native and BC First Nation groups from the outset at each project, NovaGold considers the long-term impacts and benefits of operations for stakeholders when developing its projects.

Recent developments

During the third quarter of 2010, the Company received $6.7 million in cash from the exercise of warrants. Combined with the US$175.0 million in cash raised from a non-brokered equity offering during the second quarter of 2010, NovaGold is financed to meet its existing obligations at its core projects for the next two years, with the additional flexibility to consider other opportunities that could bring value to shareholders.

NovaGold Resources Inc.	3
Q3-2010

Management’s Discussion and Analysis

In September, NovaGold appointed long-time Director Gerry McConnell as Chairman of the Board of Directors. Rick Van Nieuwenhuyse continues as President and Chief Executive Officer of the Company and as a Director on the Board. The appointment in July of Dr. Marc Faber and Mr. Igor Levental to NovaGold’s Board of Directors brought additional experience and expertise to NovaGold’s Board.

Dr. Faber has over 35 years of experience in the finance industry and is the Managing Director of Marc Faber Ltd., an investment advisory and fund management firm. He is an advisor to a number of private investment funds and serves as a Director of Ivanhoe Mines and Sprott Asset Management. Dr. Faber publishes a widely read monthly investment newsletter entitled The Gloom, Boom & Doom Report and is the author of several books including Tomorrow's Gold – Asia's Age of Discovery. A renowned commentator on global market trends and developments, he is also a regular contributor to several leading financial publications around the world, including Barron's, where he is a member of the Barron's Roundtable. Dr. Faber received his PhD in Economics magna cum laude from the University of Zurich.

Mr. Levental is President of the Electrum Group of Companies, a leading privately-owned mineral exploration and development group with strategic holdings in private and public precious metals companies, including NovaGold. Mr. Levental is a Director of Gabriel Resources Ltd., which is engaged in the development of major precious metals deposits in Romania; he is also a Director of Taung Gold Limited, a South African-based private gold exploration and development company. With more than 30 years of experience across a broad cross-section of the international mining industry, Mr. Levental has held senior positions with major mining companies including Homestake Mining Company and International Corona Corporation, where he played a major role in these companies’ corporate development and merger and acquisition activities. Mr. Levental is a Professional Engineer with a BSc in Chemical Engineering and an MBA from the University of Alberta.

Property review

Donlin Creek

Donlin Creek is one of the world’s largest known undeveloped gold deposits, with a feasibility study completed and pre-permitting activities underway. Donlin Creek is operated by Donlin Creek LLC, a limited liability company that is owned 50% by NovaGold and 50% by Barrick Gold U.S. Inc. (“Barrick”), a subsidiary of Barrick Gold Corporation. Located entirely on private, Alaskan Native-owned land, the 80,600 acre (32,600 hectare) property hosts a gold deposit currently estimated at 33.6 million ounces of proven and probable reserves averaging 2.2 grams per tonne gold, 4.3 million ounces of measured and indicated resources and an additional 4.4 million ounces of inferred resources. With estimated production of more than one million ounces of gold annually for approximately 25 years, Donlin Creek would be one of the world’s largest gold-producing mines. Donlin Creek LLC continues to review the mine plan in light of prevailing gold prices. Additional exploration potential remains in the Donlin Creek district.

For 2010, Donlin Creek LLC has approved a budget of approximately US$47.0 million, with US$29.4 million spent during the nine months ended August 31, 2010. During the third quarter of 2010, expenditures at the Donlin Creek project totaled approximately US$15.8 million, with 50% contributed by NovaGold. The 2010 work program will complete the majority of the environmental and engineering studies required to review the option of using natural gas as the primary power source. Donlin Creek LLC will consult with stakeholders as the gas pipeline studies proceed and solicit feedback from local communities and its Alaskan Native partners as well as State and Federal regulatory agencies. The Board of Donlin Creek LLC has approved a supplemental budget to proceed with revisions to the feasibility study to include the natural gas option. The feasibility revisions will provide operating costs using natural gas rather than diesel as the primary power source at site, and will also use more recent gold prices and capital inputs to provide updated capital and cash flow estimates. The feasibility revision is expected to be completed by mid-2011, positioning the project to file permit applications by the end of 2011.

Due to the accounting rules under Accounting Guideline-15, NovaGold continues to record its interest in the Donlin project as an equity investment, which results in all of NovaGold’s funding being recorded in the income statement as exploration expenses and any unspent funding to Donlin Creek LLC on the balance sheet on the equity investment line.

4	NovaGold Resources Inc.
Q3-2010

Management’s Discussion and Analysis

Galore Creek

Galore Creek, a large copper-gold-silver project located in northwestern British Columbia, is held by a partnership in which NovaGold and Teck Resources Limited (“Teck”) each own a 50% interest and is managed by Galore Creek Mining Corporation (“GCMC”). The 298,840 acre (118,900 hectare) property holds a large and good-grade undeveloped porphyry-related copper-gold-silver deposit. A resource estimate for the Galore Creek project totals measured and indicated resources of 8.9 billion pounds of copper, 7.3 million ounces of gold and 123 million ounces of silver, with additional inferred resources of 3.5 billion pounds of copper, 3.3 million ounces of gold and 61 million ounces of silver. GCMC has initiated a pre-feasibility study to provide guidance on mining parameters, reserves, capital costs and operating costs based on an optimized mine plan and using higher copper and gold prices than in previous studies, with completion targeted for the first half of 2011.

The Canadian Federal and British Columbia Provincial Governments have pledged to build a high-capacity 287 kV transmission line (“NTL”) in northwestern British Columbia. The NTL has completed its public comment period with an overwhelmingly positive response, including support from the Tahltan First Nation. Based on the British Columbia Transmission Corporation website, construction of the NTL is expected to start in late 2010 with completion targeted for 2013. The NTL will provide a secure interconnection point for clean generation projects, reduce greenhouse gas emissions by enabling communities now relying on diesel generation to connect to the grid, and supply clean electricity to support industrial and resource projects in the area, including the Galore Creek project.

GCMC has budgeted $20.0 million for 2010, with $10.0 million spent during the nine months ended August 31, 2010. During the third quarter of 2010, expenditures at the Galore Creek project totaled approximately $2.6 million. Under the terms of the Galore Creek Partnership agreement, Teck is funding all costs for the project until it completes its earn-in obligations, and NovaGold expects to have no near-term funding obligations for the Galore Creek project. At August 31, 2010, the Galore Creek Partnership had cash of $3.8 million and Teck had approximately $18.0 million remaining in project contributions to earn its 50% interest in the project. Certain road construction equipment and facilities are being recovered and sold as the road progresses. The proceeds from the sales directly fund the project’s activities and do not reduce Teck’s required contributions.

Due to accounting rules under Accounting Guideline-15 for Variable Interest Entity accounting, NovaGold continues to consolidate 100% of the activities of GCMC on the income statement, and the Galore Creek asset and a non-controlling interest for Teck’s contributions on the balance sheet.

Nome Operations

NovaGold’s Nome Operations comprises three properties: Rock Creek, Big Hurrah and Nome Gold. The properties are located on the Seward Peninsula in Alaska, an area with historical gold production and well-maintained roads and infrastructure. The most advanced property is Rock Creek, which is currently in care and maintenance. Rock Creek includes a substantially constructed gold mine and hosts 320,000 ounces of gold reserves, 290,000 ounces of indicated resources and 20,000 ounces of inferred resources.

NovaGold is soliciting offers for sale of the Rock Creek project to provide additional information to the Board to maximize value from this asset and to allow the Company to focus its time and resources on its core projects. NovaGold will continue to assess the value of its other assets in the Nome area, which include Big Hurrah, Nome Gold, a sand-and-gravel business and a considerable land package. Big Hurrah hosts 190,000 ounces of gold reserves, 80,000 ounces of indicated resources and 20,000 of inferred resources, while Nome Gold hosts 1,560,000 ounces of measured and indicated resources with an additional 250,000 ounces of inferred resources.

The Company has assessed the estimated recoverability of the Rock Creek project resulting in an asset impairment of $116.2 million and a remaining value of nil. The impairment adjustment was calculated using a probability weighted approach considering various sales and closure scenarios where the sales scenarios were evaluated based upon the present value of the estimated future cash flows. Major assumptions incorporated into the present value calculation include long term gold prices, operating costs, start-up capital and gold recovery percentages. Sensitivity analyses were prepared and scenarios of sale and closure were probability weighted. Another consideration was the cost of start-up and the availability of critical parts. The expected cash flow approach was used to determine fair value as there were uncertainties both in the timing and amount of the cash flows. The impairment loss was allocated proportionately to construction in progress, mining and milling equipment, and mineral properties and development costs. There can be no assurances that the subsequent decision to sell or reclaim the project would result in a material gain on sale or accrual of closure costs which would be incurred when a decision is made.

NovaGold Resources Inc.	5
Q3-2010

Management’s Discussion and Analysis

On July 16 and 17, 2010, the Company’s wholly-owned subsidiary Alaska Gold Company (“AGC”) received 20 citations and orders from the Mine Safety Health Administration (“MSHA”) alleging certain violations of U.S. Federal mine safety laws at the Rock Creek project. There were 12 citations and orders issued by MSHA under Section 104(a) of the Federal Mine Safety and Health Act of 1977 (the “Mine Safety Act”). There were 8 citations and orders issued by MSHA under Section 104(d) of the Mine Safety Act. On or about September 9, 2010, MSHA proposed a penalty in the amount of $4,254 addressing 8 of the Section 104(a) citations and orders. To date, MSHA has not proposed penalties for the remaining 12 citations. AGC has accrued a provision for potential penalties associated with these citations and orders; however, the final aggregate amount of proposed penalties may vary from this amount. AGC has notified MSHA of its intent to contest all of these citations and any proposed penalties. Concurrently, AGC has taken rapid steps to address allegations contained in these citations and orders. AGC remains fully committed to employee safety and safe operations at the Rock Creek project.

The Company has made significant improvements to its water management processes at the Rock Creek project. On July 2, 2009, AGC received a Notice of Violation (“NOV”) from the Alaska Department of Environmental Conservation (“ADEC”). In the NOV, ADEC alleged that AGC violated the terms of its State Waste Management Permit at the Rock Creek project by failing to comply with the water treatment and injection requirements of the project’s Temporary Closure Plan. On October 6, 2009, AGC entered into a Compliance Order by Consent (“COBC”) with ADEC resolving the NOV. As part of the COBC, AGC treated, injected and applied water at an increased rate to reduce water levels behind the mine’s tailings storage facility (“TSF”) dam. On March 26, 2010, the Company notified ADEC that the water elevation in the mine’s TSF had been brought below 140 feet above sea level, an achievement required to terminate the COBC. On April 1, 2010, ADEC notified the Company of ADEC’s agreement that AGC had completed all required tasks under the COBC, and that the COBC was terminated effective April 2, 2010.

On February 22, 2010, the Company submitted its updated Storm Water Pollution Prevention Plan (“SWPPP”) to the U.S. Environmental Protection Agency (“EPA”) and ADEC. On March 12, 2010, the Company received an Information Request from EPA pursuant to the Federal Clean Water Act Section 308. The Information Request directed AGC to submit a storm water sampling plan for the mine to EPA and ADEC, to provide certain reports and information and to monitor storm water around the mine until December 31, 2010. The Company continues to implement its updated SWPPP and provide information to EPA and ADEC in accordance with the Information Request.

On December 31, 2009, AGC received a renewed temporary Certificate of Approval to Operate a Dam (“COA”) from the Alaska Department of Natural Resources (“ADNR”). The COA authorizes AGC’s continued operation of the mine’s TSF dam. The current term of the renewed COA expires on November 24, 2011. The renewed COA contains conditions AGC must follow to ensure dam safety including the requirement to treat, inject and apply water to manage water levels behind the mine’s TSF dam. The renewed COA also requires that AGC notify ADNR by November 1, 2010 of AGC’s preliminary, future intentions concerning the mine site which may include entering permanent closure or requesting an extension of the temporary closure period. The COA terminated an NOV that had been issued by ADNR in December 2008.

The Company worked diligently in 2009 and 2010 to improve the project’s water management structures to ensure the project continues to meet its permit requirements and environmental responsibilities. NovaGold has budgeted US$19.1 million at Rock Creek for 2010, with US$13.5 million spent in the nine months ended August 31, 2010. During the third quarter of 2010, expenditures at the Rock Creek project totaled approximately US$3.5 million. Work at the property is focused on preparing the project for winter and continuing to meet permit requirements and environmental responsibilities.

Ambler

On January 7, 2010, the Company purchased 100% of the Ambler project, which hosts the high-grade copper-zinc-gold-silver Arctic deposit. To complete the purchase, the Company issued 931,098 common shares with a market value of approximately US$5.0 million, with a commitment for future cash payments to the vendor of US$12.0 million each on January 2011 and January 2012. The vendor retained a 1% net smelter return royalty that the Company can purchase at any time for a one-time payment of US$10.0 million.

Ambler is an exploration-stage property located in Alaska comprising 90,614 acres (36,670 hectares) of Federal patented and unpatented mining claims and State of Alaska mining claims, covering a major portion of the precious-metal-rich Ambler volcanogenic massive sulfide belt. A resource estimate for the Arctic deposit shows a 30 million tonne deposit grading 4% copper and 6% zinc for contained metal totaling indicated resources of 1.5 billion pounds of copper, 2.2 billion pounds of zinc, 450,000 ounces of gold, 32 million ounces of silver and 350 million pounds of lead, with additional inferred resources of 937 million pounds of copper, 1.3 billion pounds of zinc, 260,000 ounces of gold, 19 million ounces of silver and 210 million pounds of lead. NovaGold has a solid record of identifying exploration opportunities and bringing value to shareholders by expanding resources through exploration success. The Company feels there is excellent potential to expand the existing resources at the Arctic deposit and locate new high-quality resources in nearby areas, as well as identify new exploration targets in the district.

6	NovaGold Resources Inc.
Q3-2010

Management’s Discussion and Analysis

The Company has budgeted US$1.5 million at Ambler for 2010, with US$1.3 million spent year to date and expenditures of US$1.2 million during the third quarter of 2010. Work at the property during 2010 was focused on initiating the environmental and engineering studies necessary to complete a pre-feasibility level study to assess project economics. With the Ambler camp now closed for winter, project activities for the remainder of 2010 will focus on community engagement and opportunities to consolidate NovaGold’s land package in the district.

Other properties

The Company holds a portfolio of earlier-stage exploration projects that have not advanced to the resource definition stage. The Company also earns $1.0 to $3.0 million annually from the sale of sand, gravel and land and royalties from placer gold production, largely from its holdings around Nome, Alaska.

Additional information concerning reserves and resources can be found in Appendix – Reserve and Resource Table.

Results of operations

in thousands of Canadian dollars, except for per share amounts
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	August 31, 2010	August 31, 2009	August 31, 2010	August 31, 2009
	$	$	$	$
Project care and maintenance	6,506	8,587	19,865	24,064
Exploration expense	13,674	3,766	21,619	14,561
Foreign exchange (gain) loss	134	109	(3,043)	(11,453)
General and administrative expenses	1,086	2,403	3,225	4,642
Interest and accretion	3,912	3,446	11,341	15,841
Salaries, severance and payroll taxes	1,282	986	5,483	3,146
Asset impairment	116,231	-	116,231	-
Inventory write down	7,537	-	7,537	-
Loss for the period after taxes	(147,598)	(18,113)	(182,068)	(51,364)
Basic and diluted loss per share	(0.66)	(0.10)	(0.87)	(0.30)

For the three-month period ended August 31, 2010, the Company reported a net loss of $147.6 million (or $0.66 basic and diluted loss per share) compared to a net loss of $18.1 million (or $0.10 basic and diluted loss per share) for the corresponding period in 2009. This variance was mainly due to the non-cash asset impairment cost of $116.2 million and $7.5 million of inventory written down at the Rock Creek project with no comparable amount in 2009. The impairment adjustment was calculated using a probability weighted approach considering various sales and closure scenarios where the sales scenarios were evaluated based upon the present value of the estimated future cash flows.

For the nine-month period ended August 31, 2010, the Company reported a net loss of $182.1 million (or $0.87 basic and diluted loss per share) compared to a net loss of $51.4 million (or $0.30 basic and diluted loss per share) for the corresponding period in 2009. This variance is mainly due to the $116.2 million impairment charge and $7.5 million inventory write down recorded over the nine months ended August 31, 2010 with no comparable amount in 2009. This was offset by the interest and accretion reduction for the nine months ended August 31, 2010 of $11.0 million, compared with $16.0 million over the same period in 2009. This reduction was due to the conversion of the bridge loan in 2009, resulting in no comparable charge in 2010.

Net revenue for the three-month period ended August 31, 2010 was $0.3 million compared to $0.3 million for the corresponding period in 2009.

Net revenue for the nine-month period ended August 31, 2010 was $0.5 million compared to $1.0 million in the corresponding period in 2009. The decrease was primarily due to higher land and gravel sales in 2009.

NovaGold Resources Inc.	7
Q3-2010

Management’s Discussion and Analysis

Expenses for the three-month period ended August 31, 2010 were $28.2 million compared to $20.9 million for the same period in 2009. This was primarily due to a higher exploration expense of $13.7 million compared to $3.8 million for the same period in 2009 as the result of the gas pipeline studies at the Donlin Creek project and an increase in exploration activities at the Galore Creek and Ambler projects. There was also lower project care and maintenance for the three-month period ended August 31, 2010 of $6.5 million compared to $8.6 million for the same period in 2009, mainly due to the decreased level of activity required for the tailings pond and water treatment plant at Rock Creek.

Expenses for the nine-month period ended August 31, 2010 were $65.0 million compared to $61.9 million for the same period in 2009. This was primarily due to the large foreign exchange gain of $11.5 million the Company experienced during the nine-month period ended August 31, 2009 compared to the $3.1 million foreign exchange gain for the same period in 2010. The reduction in gain in 2010 is mainly a result of the decrease in currency fluctuations during 2010 between the Canadian dollar against the U.S. dollar on U.S. dollar-denominated convertible notes and the Donlin Creek promissory note. There was also lower project care and maintenance in 2010 of $19.8 million compared with $24.1 million in 2009, mainly due to the level of activity required to manage spring break-up from higher snowfall levels during the 2008/2009 winter at Rock Creek. This was offset by the increase in exploration expense in 2010 of $21.6 million compared to $14.6 million in 2009, due to the gas pipeline studies at the Donlin Creek project and the increase in exploration activities at the Galore Creek and Ambler projects.

For the three-month period ended August 31, 2010, the Company recorded a future income tax recovery of $0.8 million, which resulted mainly from exploration expenditures incurred in Canada and the benefit of an income tax reduction on long-term tax rates in British Columbia.

Selected financial data

Quarterly information

The following unaudited quarterly information is prepared in accordance with Canadian GAAP.

in thousands of Canadian dollars, except per share amounts
	8/31/10	5/31/10	2/28/10	11/30/09	8/31/09	5/31/09	2/28/09	11/30/08
	$	$	$	$	$	$	$	$
Net revenues	346	129	71	296	261	365	422	856
Earnings (loss) for the quarter	(147,598)	(15,753)	(18,717)	(21,999)	(18,113)	(4,769)	(28,483)	(196,768)
Earnings (loss) per share – basic	(0.66)	(0.07)	(0.10)	(0.09)	(0.10)	(0.03)	(0.20)	(1.83)
Earnings (loss) per share – diluted	(0.66)	(0.07)	(0.10)	(0.09)	(0.10)	(0.03)	(0.20)	(1.83)

Factors that can cause fluctuations in the Company’s quarterly results include the timing of stock option grants, foreign exchange gains or losses related to the Company’s U.S. dollar-denominated debt when the Canadian dollar exchange rate fluctuates, disposal of assets or investments, and events such as the suspension of construction activities at the Galore Creek project or the suspension of commissioning at the Rock Creek project and subsequent activities related thereto. During the last quarter of fiscal 2008, the Company recorded an impairment loss on the Rock Creek project of $160.9 million. During the quarter ended February 28, 2009, the Company incurred a total of $16.8 million in interest and accretion and care and maintenance. During the quarter ended August 31, 2009, the Company had a foreign exchange gain of $16.1 million. During the quarter ended August 31, 2009, the Company incurred a total of $12.0 million in interest and accretion and care and maintenance. During the last quarter of fiscal 2009, the Company incurred a $9.1 million loss on disposal of property, plant and equipment by the GCMC as certain road construction equipment and facilities were sold as the road progresses; also, the Company incurred a total of $18.1 million in interest and accretion and care and maintenance. During the first quarter of 2010, the Company incurred $11.5 million in interest and accretion and care and maintenance. During the second quarter of 2010, the Company incurred $13.6 million on salaries, exploration and care and maintenance. During the third quarter of 2010, the Company recorded an impairment loss on the Rock Creek project of $116.2 million and a $7.5 million inventory write down. The Company’s properties are not yet in production; consequently, the Company believes that its loss (and consequent loss per share) is not a primary concern to investors in the Company.

8	NovaGold Resources Inc.
Q3-2010

Management’s Discussion and Analysis

Liquidity and capital resources

At August 31, 2010, the Company had $172.8 million in cash and cash equivalents, of which $3.8 million was held by GCMC for the Galore Creek project. The Company expended $35.8 million on operating activities during the nine-month period ended August 31, 2010, compared with expenditures of $42.0 million on operating activities for the same period in 2009, mostly due to the reduction in care and maintenance activities required to manage spring break-up from reduced snowfall levels during the 2009/2010 winter at Rock Creek compared to the previous year.

In the nine-month period ended August 31, 2010, the Company generated $190.9 million from financing activities compared to $111.1 million for the same period in 2009. In March 2010, the Company received $179.0 million in cash from the sale of 31,818,183 common shares at a price of US$5.50 per share compared with $93.6 million in the same period in 2009. The Company also received $7.0 million in cash from warrants exercised; as a result, the Company issued 4,307,691 common shares at an average price of $US1.50 per share compared with $5.1 million in the same period in 2009. Further, the Company elected to pay $2.4 million in cash for withholding and payroll taxes related to performance share unit (“PSU”) vesting in lieu of issuing 261,445 common shares, as employees would be required to sell their common shares for the taxes due. Payroll remittances were due immediately upon vesting and the Company remitted the employee and employer portions of the taxes to the tax authorities.

In the nine-month period ended August 31, 2010, the Company expended $20.4 million on investing activities compared with $35.0 million in 2009. The overall reduction in investing activities cash flow was due to the reduction of property, plant and equipment acquisition as the Company expended only $0.8 million in 2010 compared to $26.9 million over the same period in 2009 for the Rock Creek project construction commitments. This reduction was offset by the Company’s $18.7 million funding for its share of exploration costs in the nine months ended August 31, 2010, mostly related to gas pipeline studies cost at the Donlin Creek project and the increase in exploration activities at the Galore Creek and Ambler projects, compared with $10.4 million in the same period in 2009.

The Company has no material off-balance sheet arrangements.

Contractual obligated undiscounted cash flow requirements, excluding operating leases, as at August 31, 2010 are as follows.

in thousands of Canadian dollars,
unless otherwise specified
	Total	< 1 Year	1–2 Years	2–3 Years	3–4 Years	4–5 Years	Thereafter
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	11,907	11,907	-	-	-	-	-
Capital leases	1,235	688	547	-	-	-	-
Asset retirement obligations	21,833	860	-	-	-	-	20,973
Cash payments due on Ambler project	US$24,000	US$12,000	US$12,000	-	-	-	-
Convertible notes – interest (a)	US$26,125	US$5,225	US$5,225	US$5,225	US$5,225	US$5,225	-
Convertible notes – holders option (a)	US$95,000	-	-	-	US$95,000	-	-

(a)

The Convertible notes (“Notes”) mature on May 1, 2015. The holders of the Notes have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 and upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

The future minimum payments under operating leases at August 31, 2010 are approximately as follows.

in thousands of Canadian dollars
Operating leases
$
2010	207
2011	786
2012	629
2013	571
2014	580
Thereafter	2,020
Total	4,793

NovaGold Resources Inc.	9
Q3-2010

Management’s Discussion and Analysis

The Company’s cash balances are largely invested in bank and non-asset backed commercial paper all with the two highest possible investment ratings and that can be easily liquidated with terms of 90 days or less.

Outlook

At August 31, 2010, the Company had consolidated cash and cash equivalents of $172.8 million and working capital of $150.0 million. Of this cash amount, $3.8 million was held by GCMC for Galore Creek related activities.

The Company’s material projects are Donlin Creek and Galore Creek. The Company’s share of the Donlin Creek 2010 budget is approximately US$14.0 million, part of which will be incurred for permitting activities at the project. During the second quarter of 2010, Donlin Creek approved a supplemental budget of US$18.7 million (the Company’s share: US$9.4 million) to complete the majority of the environmental and engineering studies required to review the natural gas pipeline option. As at August 31, 2010, US$17.2 million of the budget remains to be spent to the end of the year. The gas pipeline studies have advanced as planned. The majority of the field work is complete and data are being collected and analyzed by Barrick Energy on behalf of Donlin Creek LLC. Donlin Creek LLC plans to incorporate the gas pipeline study into a revised feasibility study replacing diesel with natural gas as the main source of power. The feasibility revision is scheduled for completion by mid-2011, preparing the project to file permit applications by the end of 2011.

The budget for care and maintenance and optimization studies for 2010 at the Galore Creek project is $8.0 million, with a supplementary 2010 budget of $12.0 million for the pre-feasibility study. As at August 31, 2010 $8.7 million of the budget is forecasted to be spent to the end of the year. Qualified independent engineering firms are progressing through the final layout of the project’s infrastructure. Work is well underway for a pre-feasibility study to be released by mid-2011. The pre-feasibility study will provide guidance on mining parameters, reserves, capital costs and operating costs. Under the partnership agreement, Teck is funding 100% of these costs and the Company is not required to fund any project costs until Teck has completed its financial earn-in at the project.

The Rock Creek project is in care and maintenance with a 2010 budget of approximately US$19.1 million. During the quarter ended August 31, 2010, management made a decision to not restart operations at this project. The Company is soliciting offers for the sale of this asset to provide additional information to the Board to maximize value and to allow the Company to focus its time and resources on its core projects.

Outstanding shares

At October 12, 2010, the Company had 225.4 million common shares issued and outstanding, 49.3 million common shares warrants exercisable at US$1.50, and 10.6 million stock options with weighted average exercise price of $6.06.

Related party transactions

The Company has arms-length market based agreements to provide certain services to TintinaGold Resources Inc. (“TintinaGold”) and Alexco Resource Corp. (“Alexco”). Under the agreements the services provided were $0.12 million for the nine months ended August 31, 2010 (2009: nil) to TintinaGold, a related party having one director and a major shareholder in common with the Company; and $0.03 million for the nine months ended August 31, 2010 (2009: $0.1 million) to Alexco, a related party having two directors in common with the Company. The Company also provided exploration and management services totaling US$0.7 million for the nine months ended August 31, 2010 (2009: US$0.6 million) to Donlin Creek LLC. These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties. At August 31, 2010, the Company had a $0.2 million (November 30, 2009: $0.3 million) receivable from related parties.

Financial instruments

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

10	NovaGold Resources Inc.
Q3-2010

Management’s Discussion and Analysis

(a) Currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At August 31, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars.

in thousands of U.S. dollars
	August 31, 2010	November 30, 2009
	US$	US$
Cash and cash equivalents	135,530	9,937
Accounts receivables	377	376
Reclamation deposits	6,845	6,845
Accounts payable and accrued liabilities	(5,829)	(8,089)
Current portion of long-term liabilities	(11,712)	-
Amounts payable to Barrick	(60,612)	(58,300)
Convertible notes	(59,034)	(55,469)
Other liabilities	(10,890)	-
Net U.S. dollar assets (liabilities)	(5,325)	(104,700)

Based on the above net exposures as at August 31, 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $0.5 million in the Company’s net earnings.

(b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period. The Company’s HST/GST and other receivables consist of general sales tax due from the Federal Government of Canada and amounts due from related parties.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure and financial leverage. Accounts payable, accrued liabilities and coupon interest on the Notes are due within one year from the balance sheet date.

(d) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity. In respect of financial liabilities, convertible notes and capital leases are not subject to interest rate risk because they are at fixed rates. The promissory note owed to Barrick is variable with the U.S. prime rate. Based on the amount owing on the promissory note as at August 31, 2010, and assuming that all other variables remain constant, a 1% change in the U.S. prime rate would result in an increase/decrease of $0.6 million in the interest accrued by the Company per annum.

NovaGold Resources Inc.	11
Q3-2010

Management’s Discussion and Analysis

(e) Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not have any hedging or other commodity-based risk management programs respecting its operations.

New accounting pronouncements

The accounting policies followed by the Company are set out in note 3 to the audited consolidated financial statements for the year ended November 30, 2009, and have been consistently followed in the preparation of these consolidated financial statements.

Business Combinations

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replace the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company is currently evaluating these new standards to determine the potential impact on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the fiscal year commencing December 1, 2010.

The Company has commenced the process to transition from current Canadian GAAP to IFRS. The transition process consists of three primary phases: scoping and diagnostic phase; impact analysis, evaluation and design phase; and implementation and review. The Company is currently in the impact analysis, evaluation and design phase.

  Scoping and diagnostic phase – A preliminary diagnostic review was completed by an external consultant which included the determination, at a high level, of the financial reporting differences under IFRS and the key areas that may be impacted. The areas with the highest potential impact were identified to include the basis of consolidation, related party transactions, impairment of assets, financial instruments and initial adoption of IFRS under the provisions of IFRS 1.

  Impact analysis, evaluation and design phase – In this phase, each area identified from the scoping and diagnostic phase will be addressed in order of descending priority. This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statement content. The Company anticipates that there will be changes in accounting policies and that these changes may materially impact the financial statements. The full impact on future financial reporting is not reasonably determinable or estimable at this time.

  Implementation and review phase – This phase includes execution of any changes to information systems and business processes and completing formal authorization processes to approve recommended accounting policy changes. It will also include the collection of financial information necessary to compile IFRS-compliant financial statements and audit committee approval of IFRS financial statements.
12	NovaGold Resources Inc.
Q3-2010

Management’s Discussion and Analysis

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The various accounting policy choices available are being assessed and those determined to be most appropriate to the Company’s circumstances will be implemented.

The International Accounting Standard Board currently has projects underway that are expected to result in new pronouncements and as a result, IFRS as at the transition date is expected to differ from its current form. The final impact of IFRS on the Company’s financial statements will only be determined once all applicable standards at the conversion date are known.

Critical accounting estimates

The most critical accounting estimates upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and intangible assets, impairment of long-lived assets and the amount of future reclamation obligations.

Mineral properties and development costs

The Company expenses mineral property exploration expenditures when incurred. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against future production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned. The Rock Creek project was impaired during the quarter ended August 31, 2010 and an impairment loss was proportionately allocated to mineral properties and development costs. There can be no assurances that the subsequent decision to sell or reclaim the project would result in a material gain on sale or accrual of closure costs which would be incurred when a decision is made.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Intangible assets

The Company reviews and evaluates the carrying value of each intangible asset for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, the Company assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that an intangible asset is impaired, it is written down to its estimated fair value.

Reclamation costs

The amounts recorded for reclamation costs are estimates based on independent third party engineering studies and the Company’s assessment of the work that is anticipated to remediate old mine workings of the Company’s Nome Gold site, exploration and road remediation at the Galore Creek project, and the Rock Creek project. An asset retirement obligation (“ARO”) is recognized initially at fair value with a corresponding increase in the related asset. The ARO is accreted to full value over time through periodic charges to operations. The Galore Creek reclamation obligation has not been discounted due to the uncertainty of timing of when the costs will be incurred. Actual costs incurred during reclamation and the timing of when the costs will be incurred could be materially different from these estimates.

NovaGold Resources Inc.	13
Q3-2010

Management’s Discussion and Analysis

Risk factors

The Company and its future business, operations and financial condition are subject to various risks and uncertainties due to the nature of its business and the present stage of exploration and development of its mineral properties. Certain of these risks and uncertainties are set out under the heading “Risk factors” in NovaGold’s Annual Information Form for the year ended November 30, 2009 filed with the Canadian securities regulatory authorities, NovaGold’s Annual Report on Form 40-F filed with the United Stated Securities and Exchange Commission and other information released by NovaGold and filed with the appropriate regulatory agencies.

Ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to commence production and generate material revenues or to obtain suitable financing.

Project development will require substantial funds. The Company intends to fund its plan of operations from working capital, the proceeds of financings and revenue from land and gravel sales. In the future, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to obtain suitable financing.

There can be no assurance that the Company will commence production at any of its mineral properties, generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Company’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates.

Exploration and development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The Company has only defined or delineated reserves at its Rock Creek and Donlin Creek projects and none of its properties are currently under development. The future development of any properties found to be economically feasible will require obtaining permits and financing and completing construction. The Company is subject to all the risks associated with establishing new mining operations. In addition, there is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of ore. There is also no assurance that if further mineralization is discovered that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors that are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

Environmental laws and regulations

All of the Company’s exploration and development activities in Canada, the United States and Argentina are subject to regulation by government agencies under various environmental laws. To the extent that the Company conducts exploration activities or undertakes new mining activities in other foreign countries, the Company will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.

14	NovaGold Resources Inc.
Q3-2010

Management’s Discussion and Analysis

Reserve and resource estimates

There is a degree of uncertainty attributable to the calculation of reserves and resources and the corresponding grades. Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. Reserve and resource figures set forth by the Company are estimates, and there is no certainty that the mineral deposits would yield the production of metals indicated by reserve and resource estimates. Declines in the market price for metals may adversely affect the economics of a deposit and may require the Company to reduce its reserve and resource estimates.

Price volatility – gold, copper and other metals

The market price for gold, copper and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold, copper and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Legal proceedings

On September 10, 2010, the Company received final U.S. court approval for the U.S. settlement of a consolidated class action lawsuit filed on December 22, 2008 in the United States District Court for the Southern District of New York consolidating similar complaints of violations of U.S. Securities laws. On October 14, 2009, a similar notice of action was filed in the Ontario Superior Court of Justice in Canada and on October 28, 2009, the same parties were named as defendants in a class action lawsuit in the Supreme Court of British Columbia. All three actions alleged misrepresentations, misstatements and omissions in various public statements and filings concerning NovaGold’s Galore Creek property. On February 16, 2010, the Company announced that it entered into a memorandum of understanding to settle outstanding securities class action lawsuits in both the United States and Canada, in which NovaGold and certain of its directors and officers were named as defendants. The $28.0 million settlement is covered by NovaGold’s insurance, and the Company will not pay out any of its own cash under the terms of the settlement. The Supreme Court of British Columbia issued an order on consent certifying the proposed British Columbia proceeding as a class action on April 30, 2010. The Ontario Superior Court of Justice issued an order on consent certifying the proposed Ontario proceeding as a class action on May 5, 2010. On August 4, 2010, the Ontario Court approved the settlement of the Ontario action and on August 6, 2010, the British Columbia Court approved the settlement of the British Columbia action. On May 10, 2010, the U.S. District Court preliminarily approved the settlement and issued final approval on September 10, 2010. As a result of these court approvals of the settlement, these proceedings are complete and the actions are dismissed.

On July 15, 2009, two claims were filed in the United States District Court for the District of Alaska against NovaGold, AGC and other parties arising out of an accident on July 19, 2007, where two employees of a contractor were killed in a construction-related accident at the Company’s Rock Creek project. The claims are seeking wrongful death damages in excess of US$2.5 million. The Company and AGC filed an answer to the complaint denying all allegations and asserting certain affirmative defenses. The Company and AGC have disputed these claims and believe they have substantial and meritorious legal and factual defenses, which they intend to pursue vigorously. Indeed, the claims against AGC have now been dismissed by agreement without payment of any money. However, there can be no assurance that these proceedings will be resolved in favor of NovaGold.

NovaGold Resources Inc.	15
Q3-2010

Management’s Discussion and Analysis

Cautionary notes

Forward-looking statements

This Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NovaGold’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis and may include statements regarding perceived merit of properties; ability to commence, or in the case of Rock Creek, seek shareholder value from the property; exploration results and budgets; mineral reserve and resource estimates; work programs; capital expenditures; timelines; strategic plans; market price of precious and base metals; possible outcome or merits of litigation; or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of Barrick and Teck to advance the Donlin Creek and Galore Creek projects, respectively; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed here in under the heading “Risk Factors” and in NovaGold’s Annual Information Form for the year ended November 30, 2009, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by NovaGold and filed with the appropriate regulatory agencies.

Reserve and resource estimates

This Management’s Discussion and Analysis and other information released by NovaGold uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this Management’s Discussion and Analysis and in press releases by the Company in the past and in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

16	NovaGold Resources Inc.
Q3-2010

Appendix – Reserve & Resource Table

NovaGold Resources Inc.
Proven and Probable Reserves, Measured, Indicated and Inferred Resources for Gold (Au), Silver (Ag), Copper (Cu), Zinc (Zn) and Lead (Pb)
As at June 1, 2010

Reserves

Property	Reserve	Tonnes	In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
% Ownership	Category	Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb

Donlin Creek (1) approximately 0.74 g/t Au Cutoff	Proven	7.0	2.46					0.55					0.28		0.28
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Probable	460.7	2.23					33.04					16.52		16.52
	Total P&P	467.7	2.23					33.59					16.80		16.80

Rock Creek (2) 0.6 g/t Au Cutoff	Proven
100% Ownership	Probable	7.8	1.30					0.32					0.32		0.32

Big Hurrah (2) 1.33 g/t Au Cutoff	Proven
100% Ownership	Probable	1.2	4.82					0.19					0.19		0.19

Total Proven Reserves		7.0	2.46					0.55					0.28		0.28
Total Probable Reserves		469.7	2.22					33.55					17.03		17.03
Total Proven and Probable Reserves		476.7	2.23					34.10					17.31		17.31

Resources (exclusive of Reserves)

Property	Resource	Tonnes	In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
% Ownership	Category	Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb

Donlin Creek (3)(4) approximately 0.74 g/t Au Cutoff	Measured	0.2	6.61					0.04					0.02		0.02
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Indicated	39.6	3.34					4.25					2.13		2.13
	Total M&I	39.8	3.36					4.29					2.15		2.15

	Inferred	58.4	2.35					4.41					2.21		2.21

Galore Creek (3)(5) 0.21% CuEq Cutoff	Measured	4.7	0.37	4.41	0.52			0.06	0.67	54.1			0.03	0.34	0.04	27.0
50% Ownership - 50% Owned by Teck Resources Limited	Indicated	781.0	0.29	4.88	0.52			7.21	122.42	8,872.3			3.61	61.21	4.83	4,436.1
	Total M&I	785.7	0.29	4.87	0.52			7.27	123.09	8,926.3			3.64	61.55	4.87	4,463.2

	Inferred	357.7	0.18	3.69	0.36			2.06	42.49	2,858.3			1.03	21.24	1.45	1,429.1

Copper Canyon (3)(6) 0.6% CuEq Cutoff	Inferred	53.7	0.73	10.60	0.50			1.26	18.36	592.0			0.76	11.02	0.98	355.2
60% Ownership - NovaGold interest held in trust for
the Galore Creek Partnership	Total Inferred	411.4	0.25	4.60	0.38			3.32	60.85	3,450.3			1.78	32.26	2.43	1,784.3

Rock Creek (3)(7) 0.6 g/t Au Cutoff	Measured
100% Ownership	Indicated	7.7	1.21					0.29					0.29		0.29
	Total M&I	7.7	1.21					0.29					0.29		0.29

	Inferred	0.6	1.09					0.02					0.02		0.02

Big Hurrah (3)(8) 1.0 g/t Au Cutoff	Measured
100% Ownership	Indicated	0.9	2.68					0.08					0.08		0.08
	Total M&I	0.9	2.68					0.08					0.08		0.08

	Inferred	0.2	2.97					0.02					0.02		0.02

Ambler (3)(9) $100 Gross Metal Value / Tonne Cutoff	Measured
100% Ownership	Indicated	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.29	1,538.2	2,237.1	350.3	0.45	32.29	1.10	1,538.2	2,237.1	350.3
	Total M&I	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.29	1,538.2	2,237.1	350.3	0.45	32.29	1.10	1,538.2	2,237.1	350.3

	Inferred	11.9	0.67	48.37	3.56	4.99	0.80	0.26	18.57	936.9	1,313.1	210.0	0.26	18.57	0.63	936.9	1,313.1	210.0

		m3
		Millions	g/m3
Nome Gold (3)(10) 0.20 g/m3 Au Cutoff	Measured	79.1	0.32					0.80					0.80		0.80
100% Ownership	Indicated	83.8	0.28					0.76					0.76		0.76
	Total M&I	162.9	0.30					1.56					1.56		1.56

	Inferred	30.6	0.27					0.25					0.25		0.25

Total Proven & Probable Reserves Contained Metal								34.10					17.31		17.31
Total Measured & Indicated Contained Metal (exclusive of Reserves)								13.94	155.38	10,464.6	2,237.1	350.3	8.16	93.83	10.05	6,001.4	2,237.1	350.3
Total Inferred Contained Metal								8.28	79.42	4,387.2	1,313.1	210.0	4.54	50.84	5.56	2,721.3	1,313.1	210.0

NovaGold Resources Inc.	17
Q3-2010

Appendix – Reserve & Resource Table

Notes:

1.	These reserve and resource estimates have been prepared in accordance with NI 43-101 and the CIM Definition Standards. See “Cautionary Note – Reserve and Resource Estimates”.
2.	See numbered footnotes below on reserve and resource information. Reserves and resources shown in the right-hand columns are reported as net values to NovaGold.
3.	AuEq - gold equivalent is calculated using gold and silver in the ratio of gold + silver ÷ (US$847 Au ÷ US$17 Ag), 2007–2009 average metal prices.
4.	Sums may not agree due to rounding.

Reserve and Resource Footnotes:

(1)

The basis for the cut-off grade was an assumed gold price of US$825/oz. The reserve and resource estimates for Donlin Creek are based on the technical report titled “Donlin Creek Gold Project, Alaska, USA, NI 43-101 Technical Report” dated April 1, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(2)

The basis for the cut-off grade was an assumed gold price of US$500/oz. The reserve estimates for Rock Creek and Big Hurrah are based on the technical report titled “Technical Report, Rock Creek and Big Hurrah Project” dated February 21, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(3)

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources are in addition to measured and indicated resources. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. See “Cautionary Notes – Reserve and Resource Estimates”.

(4)

A variable cut-off grade has been estimated based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties. Resources are constrained within a Lerchs-Grossman (LG) open-pit shell using the long-term metal price assumption of US$900/oz of gold. Assumptions for the LG shell included pit slopes variable by sector and pit area: mining cost is variable with depth, averaging US$2.08/t mined; process cost is calculated as the percent sulfur grade x US$2.7948 + US$12.82; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, gold recovery is assumed to be 89.5%. The reserve and resource estimates for Donlin Creek are based on the technical report titled “Donlin Creek Gold Project, Alaska, USA, NI 43-101 Technical Report” dated April 1, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(5)

The copper-equivalent grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 ÷ US$1.55 ÷ Cu Recovery. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in U.S. dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of Cu US$/lb = 1.550, Au US$/oz = 650, Ag US$/oz = 11. Cu Recovery = Recovery for copper based on mineral zone and total copper grade. The cut-off grade is based on assumptions of offsite concentrate and smelter charges and onsite plant recovery and is used for break-even mill feed/waste selection. The resource estimate for Galore Creek is based on the technical report titled “Galore Creek Property NI 43-101 Technical Report” dated January 25, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(6)

The copper equivalent grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 * 100 ÷ 1.55. Where: CuEq = Copper equivalent grade; Recoverable Reserves = Revenue in US dollars for recoverable copper, recoverable gold and recoverable silver using metal prices of US$1.55/lb, US$650/oz, and US$11/oz for copper, gold, and silver, respectively; Cu Recovery = 100% The resource estimate for Copper Canyon was updated in May 2010 by Erin Workman, P.Geo. and an employee of NovaGold Resources Inc., and has not been publicly released.

(7)

The basis for the cut-off grade was an assumed gold price of US$950/oz. The resource estimate for Rock Creek was completed by Kevin Francis, P.Geo., a qualified person as defined by NI 43-101 and an employee of the Company. This resource estimate was disclosed in a NovaGold press release dated April 15, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(8)

The basis for the cut-off grade was an assumed gold price of US$500/oz. The resource estimate for Big Hurrah is based on the technical report titled “Technical Report, Rock Creek and Big Hurrah Project” dated February 21, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(9)

US$100 gross metal value/tonne cutoff. Gross metal value was calculated based on metal prices of Cu US$2.25/lb, Zn US$1.05/lb, Au US$525/oz, Ag US$9.5/oz and Pb US$0.55/lb applied to each individual grade. The gross metal value is equal to the sum of each grade multiplied by the value of the metal unit. No metallurgical recovery has been applied. The resource estimate for the Arctic deposit is based on the technical report titled “NI 43-101 Technical Report on Resources, Ambler Project, Arctic Deposit” dated February 12, 2008 with an effective date of January 31, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(10)

Nome Gold resource is an alluvial deposit, which is reported in cubic meters rather than tonnes, and grams/cubic meter rather than grams/tonne. 85,000 ounces contained within the reported resources may be subject to a royalty. The resource estimate for Nome Gold is based on the technical report titled “Technical Report, Nome Placer Property” dated September 12, 2006, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

18	NovaGold Resources Inc.
Q3-2010